Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

Additional Information

CF Industries Holdings, Inc. (“CF”) intends to file a proxy statement and other relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra Industries Inc. (“Terra”). INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

CF intends to file a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO (collectively with a Letter of Transmittal and related documents, the “Exchange Offer Documents”) with the SEC in connection with CF’s proposed offer (the “Exchange Offer”) to exchange each issued and outstanding share of common stock of Terra for 0.4235 shares of CF common stock. The Exchange Offer has not yet commenced. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Terra common stock, nor is it a substitute for the Exchange Offer Documents.  The Offer will be made only through the Exchange Offer Documents.  INVESTORS AND SECURITY HOLDERS OF CF AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed by CF with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF, CF Composite, Inc., their respective directors and executive officers and the individuals nominated by CF Composite, Inc. for election to Terra’s board of directors may be deemed to be participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders.  Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the Schedule 14A to be filed with the SEC in connection with this communication.  CF and its directors and executive officers may also be deemed to be participants in any solicitation of proxies from Terra stockholders or CF stockholders in respect of the proposed transaction with

Terra.  Information regarding CF’s directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

All information in this communication concerning Terra, including its business, operations and financial results was obtained from public sources.  While CF has no knowledge that any such information is inaccurate or incomplete, CF has not had the opportunity to verify any of that information.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the federal securities laws.  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on markets and selling prices; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; and the other risks and uncertainties included from time to time in our filings with the SEC.  We undertake no obligation to update or revise any forward-looking statements.

*****

On February 3, 2009, CF Industries Holdings, Inc. posted the following documents concerning the proposed transaction on its website:

EMPLOYEE FAQ

Q1.                Why has CF Industries made a proposal to acquire Terra Industries?

The combined company would become the number one global producer of nitrogen fertilizers in terms of capacity among publicly traded companies.  We believe that a combination of CF and Terra would create a stronger company better able to compete in the global marketplace, enhancing the viability and continuity of the North American nitrogen production industry.  We would also be able to serve our customers better by expanding our domestic and international footprint and through the optimization of the two companies’ logistics and distribution systems.  Finally, the size of the combined company would provide us better access to capital markets to invest in the future growth of our business.

In summary, CF Industries believes this is a unique opportunity to create value for both companies’ employees, customers, shareholders and business partners.

Q2.                Why is CF Industries nominating three candidates to Terra’s Board of Directors?

We believe nominating a slate of three highly qualified, independent candidates is an appropriate next step in order to advance the transaction.   We also wanted to provide an opportunity for Terra shareholders to have a direct voice in this process.

Q3.                What would a combination of CF Industries and Terra mean for employees of Terra?

This would be an opportunity for employees of Terra to become part of a stronger company better able to compete in the global fertilizer industry.  The combination would create a more diversified, balanced company with an improved ability to weather difficult market conditions.  The viability and the continuity of the North American nitrogen production industry would be enhanced, helping to keep manufacturing jobs in the region.  The combined company would have better access to capital markets to invest in the future growth of our business, leading to more career opportunities for employees long-term.

Q4.                Do you expect that there would be any layoffs of Terra employees?

We would expect little impact to operating jobs given the complementary footprints of our manufacturing and distribution facilities.  Ultimately, we believe this transaction will safeguard North American manufacturing jobs as a result of creating a stronger company with increased viability and sustainability.  While it would be premature to discuss details at this juncture, we foresee consolidating some of Terra’s corporation functions into our own headquarters as appropriate, which will be examined on a case-by-case basis.

Q5.                Would any of Terra’s production/distribution facilities be shut down?

The rationale for this transaction is not driven by synergies in our production and distribution facilities.  Given the complementary footprints of CF and Terra’s businesses, we expect limited impact on production and distribution facilities as a result of this transaction.

The continued operation of facilities will depend on the economics of running the facility which are irrespective of this transaction.

Q6.                Who would run the combined company? Would there be any management changes as a result of the transaction?

It is premature to discuss details at this stage, given that we have not reached a negotiated agreement.  We have great respect for Terra’s management team and what they have accomplished at Terra.

Q7.                Where would corporate headquarters be located?

The corporate headquarters will remain in Deerfield, Illinois.

Q8.                What would happen to Terra’s corporate headquarters in Sioux City, Iowa?

It is premature to discuss at this stage but it is one of the areas that we will look at to drive cost synergies.  We foresee consolidating some of Terra’s corporation functions into our own headquarters as appropriate, which will be examined on a case-by-case basis.

Q9.                Is this transaction a certainty?

Given that we have not reached an agreement with Terra at this time, this transaction is by no means a certainty.  However, we believe that this combination is in the best interests of our companies and we hope to enter into discussions with them shortly.

Q10.         What are the next steps in this process?

The transaction would be subject to the negotiation of a definitive merger agreement as well as customary regulatory and shareholder approvals.  As a result, it would be some time before such a transaction could be completed.  There are many steps and decisions ahead of us and we will share more information with you as appropriate on this transaction website.

CUSTOMER FAQ

Q1.                  Why has CF Industries made a proposal to acquire Terra Industries Inc.?

The combined company would become the number one global producer of nitrogen fertilizers in terms of nutrient capacity among publicly traded companies.  We believe that a combination of CF Industries and Terra would create a stronger company better able to compete in the global marketplace, enhancing the viability and continuity of the North American nitrogen production industry.  We would also be able to serve our customers better by expanding our domestic and international footprint and through the optimization of the two companies’ logistics and distribution systems.  Finally, the size of the combined company would provide better access to capital markets to invest in the future growth of our business.

In summary, CF Industries believes this is a unique opportunity to create value for both companies’ employees, customers, shareholders and business partners.

Q2.                Why is CF Industries nominating three candidates to Terra’s Board of Directors?

We believe nominating a slate of three highly qualified, independent candidates is an appropriate next step in order to advance the transaction.  We also wanted to provide an opportunity for Terra shareholders to have a direct voice in this process.

Q3.                Would this transaction result in any changes to CF or Terra’s relationship with customers?

We are excited about the enhanced services that we would be able to provide to more customers.  We have enjoyed great relationships with our customers over the years and appreciate your continued support.

Q4.                How would this transaction benefit customers?

We believe customers will benefit from the combined companies’ capabilities and enhanced services.  Combining CF and Terra would expand our coverage in the U.S. and worldwide, leading to lower costs.  The optimization of our supply and logistics functions would improve the efficiency of our distribution network and reduce transportation costs.  As a combined entity, we would also benefit from greater economies of scale in procurement and purchasing.  Customers who have in the past held contracts with Terra would also have access to phosphate.

As a combined company, we would also be better able to compete in the global marketplace while strengthening manufacturing in North America.  We will continue to provide products to our customers in a cost efficient, convenient and safe manner.

In addition, all customers would have access to our best-in-class web-based, e-business solution PROMISE system, which will lead to quick access to information for more responsive and timely decision-making.  Our service also has a 24 hour-a-day, 7 days-a-week order entry and customer access to shipping, billing and contract status information.

Additionally, our forward pricing program (FPP) is designed to help our customers manage future price risk when buying fertilizer.

Q5.                How would this transaction affect the prices of products?

As you are aware, the global fertilizer market is highly competitive, and consequently, this transaction will not impact the pricing dynamics for fertilizers.

Q6.                Would my day-to-day contact person at CF and Terra change?

It would be premature to discuss specific details, given that we are still early in the process of this proposed transaction.  However, we expect to continue to provide excellent service to our customers and maintain our valued relationships.

Q7.                Where would corporate headquarters be located?

The corporate headquarters will remain in Deerfield, Illinois.

Q8.                Is this transaction a certainty?

Given that we have not reached an agreement with Terra at this time, this transaction is by no means a certainty.  However, we believe that this combination is in the best interests of our companies and we hope to enter into discussions with them shortly.

Q9.                What are the next steps in this process?

The transaction would be subject to the negotiation of a definitive merger agreement as well as customary regulatory and shareholder approvals.  As a result, it would be some time before such a transaction could be completed.  There are many steps and decisions ahead of us and we will share more information with you as soon as we learn more and move forward in the process.

AGRIBUSINESS COMMUNITY FAQ

Q1.                  Why has CF Industries made a proposal to acquire Terra Industries?

The combined company would become the number one global producer of nitrogen fertilizers in terms of capacity among publicly traded companies.  We believe that a combination of CF and Terra would create a stronger company better able to compete in the global marketplace, enhancing the viability and continuity of the North American nitrogen production industry.  We would also be able to serve our customers better by expanding our domestic and international footprint and through the optimization of the two companies’ logistics and distribution systems.  Finally, the size of the combined company would provide better access to capital markets to invest in the future growth of our business.

In summary, CF Industries believes this is a unique opportunity to create value for both companies’ employees, customers, shareholders and business partners.

Q2.                Why is CF Industries nominating three candidates to Terra’s Board of Directors?

We believe nominating a slate of three highly qualified, independent candidates is an appropriate next step in order to advance the transaction.   We also wanted to provide an opportunity for Terra shareholders to have a direct voice in this process.

Q3.                How would this transaction benefit the agribusiness community?

The combination of CF and Terra would create a stronger company better able to safeguard manufacturing jobs in the U.S. and increase its competitiveness in the global marketplace.  The combination would enhance the viability and continuity of the North American nitrogen production industry in a time of increasing imports, positively impacting the agribusiness community.  In addition, our customers will benefit from the combined company’s broader product offerings, enhanced services and integrated supply and distribution network.  Finally, we will continue to provide products to the agribusiness community in a cost efficient, convenient and safe manner.

Q4.                How would this transaction affect the prices of products?

As you are aware, the global fertilizer market is highly competitive, and consequently, this transaction will not impact the pricing dynamics for fertilizers.

Q5.                Is this transaction a certainty?

Given that we have not reached an agreement with Terra at this time, this transaction is by no means a certainty.  However, we believe that this combination is in the best interests of our companies and we hope to enter into discussions with them shortly.

Q6.                What are the next steps in this process?

The transaction would be subject to the negotiation of a definitive merger agreement as well as customary regulatory and shareholder approvals.  As a result, it would be some time before such a transaction could be completed.  There are many steps and decisions ahead of us and we will share more information with you as soon as we learn more and move forward in the process.

MESSAGE FOR TERRA INDUSTRIES EMPLOYEES

On January 15, 2009, we announced that we made a proposal to the Terra Industries Inc. Board of Directors to join with CF Industries in creating one of the leading producers and distributors of nitrogen and phosphate fertilizer products in the world.

We would like to highlight why we believe the combination of CF Industries and Terra is the right step for both companies to take in order to create a significant force in the fertilizer world and deliver the best possible results to employees, customers, business partners and shareholders of both companies.

The combined company would become the number one global producer of nitrogen fertilizers in terms of capacity among publicly traded companies.  The transaction would safeguard North American manufacturing jobs by creating a stronger company better able to compete in the global marketplace.  The combination would enhance the viability and continuity of the North American nitrogen production industry which, as you know, has seen rising imports in recent years.  We would expect little impact to jobs in the field given the complementary footprints of our manufacturing and distribution facilities.

As a combined company, we would be able to take advantage of opportunities that economies of scale present to serve our customers more effectively.  For example, we expect more efficient outreach to customers through the optimization of the two companies’ logistics and distribution systems.  In addition, Terra’s customers would have access to CF Industries’ state-of-the-art order management system, PROMISE, and our forward pricing program risk management tool.  On a combined basis, we would increase our U.S. and worldwide coverage as well as expand our sourcing platform.  Finally, the size of the combined company would provide better access to capital markets to invest in the future growth of our business.

We are excited about the possibility of joining two talented and dedicated workforces to strengthen our business and share ideas.  We believe that a combination of CF and Terra will help us weather economic cycles through our combined knowledge and expertise as we encounter various industry challenges.

While it remains CF Industries’ strong preference to enter into a negotiated transaction with Terra, the company is committed to a combination.  We are confident that our proposal is a full and fair offer and continue to believe that a combination of the two companies would provide significant benefits to both CF Industries and Terra shareholders, employees and customers.     We hope that Terra realizes the potential in combining two successful companies with complementary strengths, resulting in a more trusted brand in the fertilizer world and maximizing the value of both companies for all key stakeholders.

We invite you to visit our Web site, www.cfindustries.com, to learn more about our company.  We will also keep this Web site up-to-date with all of our latest communications.

MESSAGE TO CUSTOMERS

On January 15, 2009, we announced that we made a proposal to the Terra Industries Inc. Board of Directors to join with CF Industries to create a more competitive global player in the nitrogen fertilizer industry.  We believe this combination will produce an improved strategic platform for sustainability and growth.

We have enjoyed great relationships with our customers over the years and appreciate your continued support.  I would like to highlight for you why we believe customers will benefit from the combined companies’ capabilities and enhanced services.

We believe combining CF Industries and Terra would expand our coverage in the U.S. and worldwide, leading to lower costs.  The optimization of our supply and logistics functions would improve the efficiency of our distribution network and reduce transportation costs.  As a combined entity, we would also benefit from greater economies of scale in procurement and purchasing.  Customers who have in the past held contracts with Terra would also have access to phosphate.  In terms of pricing for our customers, as you are aware, the global fertilizer market is highly competitive, and consequently, this transaction will not impact the pricing dynamics for fertilizers.

CF Industries and Terra Industries together would be better able to compete in the global marketplace while strengthening manufacturing in North America.  We will continue to provide products to our customers in a cost efficient, convenient and safe manner.  Capacity would not be an issue as we would expect most or all of the production facilities to be maintained.

At CF Industries, we pride ourselves on our dedication to customer service and will continue our commitment to enhanced service following the formation of the combined company.  Through our PROMISE system, all customers will have quick access to information for more responsive and timely decision-making.  With this best-in-class web-based, e-business solution, PROMISE supports sales activity, measures performance and responds quickly and effectively to our customers’ diverse and unique needs.  Our service also has a 24 hour-a-day, 7 days-a-week order entry and customer access to shipping, billing and contract status information.  Additionally, our forward pricing program risk management tool is designed to help our customers manage future price risk when buying fertilizer.

While it remains CF Industries’ strong preference to enter into a negotiated transaction with Terra, the company is committed to a combination.  We are confident that our proposal is a full and fair offer and continue to believe that a combination of the two companies would provide significant benefits to both CF Industries and Terra shareholders, employees and customers.

We understand that you may have questions regarding what a potential combination would mean for you.  We will keep you updated as decisions are made and the process unfolds.  In order to keep you as up-to-date as possible we will be posting new developments on our website, www.transactioninfo.com/cfindustries.

MESSAGE TO AGRIBUSINESS COMMUNITY

On January 15, 2009, we announced that we made a proposal to the Terra Industries Inc. Board of Directors to join with CF Industries to create a more competitive global player in the nitrogen fertilizer industry.  We believe this combination will produce an improved strategic platform for sustainability and growth.

I would like to highlight for you why we believe the agribusiness community will benefit from the combined companies’ capabilities and enhanced services.

We believe combining CF Industries and Terra would expand our coverage in the U.S. and worldwide, leading to lower costs.  The optimization of our supply and logistics functions would improve the efficiency of our distribution network and reduce transportation costs.  As a combined entity, we would also benefit from greater economies of scale in procurement and purchasing.  As you are aware, the global fertilizer market is highly competitive, and consequently, this transaction will not impact the pricing dynamics for fertilizers.

Capacity would not be an issue as we expect to maintain most or all of the North American production and distribution facilities.  Together, CF Industries and Terra Industries would be better able to compete in the global marketplace while strengthening manufacturing capabilities in North America.  We will continue to provide products to the agribusiness community in a cost efficient, convenient and safe manner.

While it remains CF Industries’ strong preference to enter into a negotiated transaction with Terra, the company is committed to a combination.  We are confident that our proposal is a full and fair offer and continue to believe that a combination of the two companies would provide significant benefits to both CF Industries and Terra shareholders, employees and customers.

We understand that you may have questions regarding what a potential combination would mean for you.  With this in mind, we will keep you informed as the process unfolds.  In order to provide you with the latest information we will be posting new developments on our website, www.transactioninfo.com/cfindustries.  We look forward to continuing to be an active and proud participant in the agribusiness community.